DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04008496

February 11, 2004

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

Dear Ms. Leung:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Bristol-Myers by Nick Rossi. We also have received letters on the proponent's behalf dated January 10, 2004, January 16, 2004, January 31, 2004 and February 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 29, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by Mr. Nick Rossi – Securities and Exchange Act – Rule 14a-8

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company (the "Company") omits from its 2004 proxy materials a stockholder proposal and statement of support submitted by Mr. Nick Rossi (the "Proponent") for inclusion in the Company's 2004 proxy materials. Mr. Rossi has appointed Mr. John Chevedden as his representative for all issues pertaining to the Proposal. The proposal and supporting statement are collectively referred to as the "Proposal" and are enclosed herewith as Exhibit A.

We note that the Proponent originally submitted a proposal to the Company on October 11, 2003, and submitted a revised Proposal to the Company on December 11, 2003 to replace the original proposal. We are treating the original proposal dated October 11, 2003 as withdrawn. For your reference, a copy of the original proposal is enclosed herewith as Exhibit B.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Chevedden as formal notice of the Company's intention to exclude the Proposal from the Company's 2004 proxy materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 22, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the SEC.

It is our opinion that the Proposal is excludable for each of the following two reasons:

- The Proposal is excludable under Rule 14a-8(i)(10) because it has already been substantially implemented; and

- The Proposal is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because it is inherently vague and misleading.

I. Rule 14a-8(i)(10)

The Proposal is excludable under Rule 14a-8(i)(10) because it has already been substantially implemented. While, prior to 1983, the Staff permitted exclusion of stockholder proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had merely been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the SEC has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Release No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more-flexible interpretation in 1998. See Securities Exchange Act Rel. No. 40018 (May 21, 1998).

The Proposal provides that:

"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

The Company has substantially implemented the Proposal. The Company currently does not have a rights plan in place, and currently has no intention of adopting a rights plan. Nonetheless, on December 9, 2003, the Company's Board of Directors adopted a policy (the "Company's Policy") to obtain stockholder approval in the event that the Company does adopt a rights plan in the future. The Company's Policy, which was posted on the its website on December 22, 2003, provides:

"It is the Company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the Company's stockholders to adopt a rights plan without delay.

"If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption."

Under the Company's Policy, therefore, prior stockholder approval of a rights plan would be required, except in the narrow case where the Board, with the concurrence of a majority of independent non-executive members, determines that it is in the best interests of the Company's stockholders to adopt a plan promptly, rather than await stockholder approval, in which case the plan would expire within one year if no stockholder approval is obtained.

The Company's Policy, accordingly, "substantially implements" the Proposal. The Proposal requests that the Board submits the adoption of a stockholder rights plan to a stockholder vote "on the next shareholder ballot." Thus, if the Board were to adopt a rights plan, the Proposal contemplates that the Board would submit the plan for a stockholder vote at the next following annual meeting of stockholders.

The Company's Policy would require the Board to obtain stockholder approval prior to the adoption of a rights plan unless, with the concurrence of a majority of the independent non-executive members, the Board determines that the plan should be adopted without delay. In that case, stockholder approval must be obtained within one year. Accordingly, there is no practical difference between the Company's Policy and the Proposal. Nor is there any practical difference between the requirement -- under the Company's Policy -- that stockholder approval be obtained within one year, and the requirement – under the Proposal -- that such approval be obtained at the next annual meeting of stockholders, which must in all events occur within one year.

We note that the supporting statement contains some statements that are inconsistent with the resolution portion of the Proposal, which we believe the Proponent overlooked deleting from the supporting statement when he prepared the Proposal. Mr. Chevedden -- the Proponent's representative -- submits a variety of stockholder proposals on this topic to various companies each year, and we assume that he overlooked the deletion of these inconsistencies. First, the second to last sentence of the supporting statement states that "I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation." As noted above, this statement conflicts with the clear language of the resolution portion of the Proposal that provides for after-the-fact stockholder votes. Yet another inconsistency in the supporting statement appears to assume that stockholder votes under the Proposal would be non-binding in stating that: "I do not see how our Directors object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe[] they have good reason." The resolution, by contrast, appears to call for binding stockholder votes. The Company believes that these inconsistent statements should have no bearing on the Staff's analysis of the applicability of Rule 14a-8(i)(10). (Further, as explained more fully in Part II below, the Company believes that as a result of these internal inconsistencies the Proposal is inherently vague and misleading and may alternatively be excluded under Rule 14a-8(i)(3) and 14a-8(i)(6)).

The Company, accordingly, does not believe that there are any meaningful differences between the Proposal and the Company's Policy. Even if there were differences, however, they would not preclude a conclusion that the Proposal has been "substantially implemented." As noted above, the Commission has determined that a proposal can be considered to have been "substantially implemented" even if it has not been "fully effected." For example, in Humana Inc. (Feb. 27, 2001), the Staff concurred that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach. Similarly, in Masco Corporation (Mar. 29, 1999), the proposal requested that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company. The Staff concurred that the proposal had been substantially implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment. See also, e.g., The GAP (Mar. 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers excludable as substantially implemented even though the company's report did not provide all the information sought by the proposal); H.J. Heinz Company (June 19, 1997) (the Staff concurred that the proposal had already been substantially implemented despite the proponent's letter detailing a number of differences between the company's existing corporate governance guidelines and the information requested in the proposal); and The Limited (Mar. 15, 1996) (company's adoption of some, but not all, of the recommended policies on slave labor substantially implemented the proposal).

We are aware that the Staff declined to concur that a rights plan proposal could be excluded as "substantially implemented" in 3M Company (Jan. 28, 2003) and in Sabre Holdings Corporation (Mar. 20, 2003), each involving companies that had adopted policies for the future adoption of a rights plan. However, both cases are clearly distinguishable.

In 3M Company, both the company's policy, and the stockholder proposal in question, differed from the Company's Policy and the instant Proposal in ways that clearly distinguish that case from the circumstances of the instant Proposal. Unlike the Company's Policy, the 3M policy on the adoption of a future rights plan did not require stockholder approval at all in some circumstances. Under the 3M policy, the company was not required to obtain stockholder approval at any time in the event that the board of directors determined that prompt adoption was in the best interests of stockholders. By contrast, the Company's Policy would require stockholder approval within one year under those circumstances. Furthermore, the stockholder proposal in 3M Company, unlike the instant Proposal, did not contemplate that stockholder approval could follow the adoption of a rights plan. As noted above, the instant Proposal expressly contemplates that stockholder approval may follow the initial adoption of a rights plan.

The Staff's response in Sabre Holdings Corporation is similarly distinguishable. In Sabre, the stockholder proposal, like the stockholder proposal in 3M Company, did not contemplate that stockholder approval could follow the adoption of a rights plan. Thus, Sabre Holdings' policy on rights plans, which included a provision for delayed stockholder approval, differed from the proposal there at issue. Here, as noted above, the instant Proposal contemplates delayed stockholder approval.

The Company therefore requests that the Staff concur that it may omit the Proposal from its 2004 proxy materials under Rule 14a-8(i)(10).

II. Rule 14a-8(i)(3) and Rule 14a-8(i)(6)

As noted in Part I above, the supporting statement portion of the Proposal contains two sentences that appear in direct conflict with the clear language of the resolution portion of the Proposal. As a result of these inconsistencies, the Company believes that the entire Proposal may additionally be excluded as overly vague and misleading under Rules 14a-8(i)(3) and 14a-8(i)(6) because neither the stockholders voting on the Proposal, nor the Board in seeking to implement the Proposal, would know with certainty what steps the Proposal would require if approved by stockholders.

In particular, the second to last sentence of the supporting statement states that "I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation." As noted above, this statement directly conflicts with the clear language of the resolution portion of the Proposal, which expressly allows for a stockholder vote "on the next shareholder ballot."(Emphasis added.) Thus, while the resolution clearly permits after-the-fact stockholder votes, the sentence in the supporting statement identified above indicates that all stockholder votes must precede the adoption of a stockholder rights plan.

Yet another inconsistency in the supporting statement appears to assume that stockholder votes under the Proposal would be non-binding in stating that: "I do not see how our Directors object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe[] they have good reason." The resolution, by contrast, appears to call for binding stockholder votes.

Each of these inconsistencies goes to a material term of the Proposal – the timing of the stockholder vote on the adoption of a rights plan, and whether or not the stockholder vote would be binding or instead merely a recommendation to the Board. While the resolution portion of the Proposal should clearly control, the inconsistencies would confuse or mislead stockholders, as well as the Board, in seeking to implement the Proposal if it were approved by stockholders.

The Staff has consistently taken the position that a proposal may be omitted in its entirety if it is "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company, in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). See also, e.g., Smithfield Foods, Inc. (July 18, 2003) (proposal omitted in its entirety because it failed to describe completely the published guidelines that would be applied in implementing the proposal); Johnson & Johnson (Feb. 7, 2003) (in a proposal requesting a report on the company's progress concerning the Glass Ceiling Commission's business recommendation, the Staff found that the proposal lacked any description of the substantive provisions of that report); and Kohl's Corporation (Mar. 13, 2001) (proposal lacks any description of the SA8000 Social Accountability Standards, which would be the focus of the company's report if the proposal were implemented).

In addition, Rule 14a-8(i)(6) provides that a company may omit a proposal if the company would lack the power or authority to implement the proposal. In International Business Machines Corp. (Jan. 14, 1992), the Staff permitted a proposal to be excluded pursuant to Rule 14a-(i)(6), stating that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken."

Accordingly, the Company requests that the Staff concur that the Proposal may be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 29, 2004, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you.

Very truly yours,

Sandra Leung,
Vice President and Secretary

Enclosures

Copy to: Mr. John Chevedden (w/ encls.)

(A) BMY

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	67%
2003	69%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 69% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which

BMY

could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

(B)

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	67%
2003	69%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 69% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which

could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Bristol-Myers Squibb Co. (BMY)
Poison Pill Topic

Ladies and Gentlemen:

This is in further support of the January 10, 2004, January 16, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Company Policy due to Lack of Transparency
The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:
1. No announcement if policy repealed.

Policy which allows no vote implements a proposal calling for a vote?
The company purports that a shareholder proposal which calls for a vote can be substantially implemented by a policy that allows for no vote. According to the company policy a new poison pill can simply complete its term without any vote whatsoever.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
"It is the Company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan [poison pill], unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the Company' stockholder to adopt a rights plan without delay.

"If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholder within one year of adoption.."

The following provisions are not implemented in the company policy:

1. A vote is not needed to adopt a pill ("due to timing concerns").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year of adoption").
4. No vote is required ever to repeal the entire policy.
5. Since no vote is required to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Nick Rossi
Peter Dolan

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:

1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.

2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:

1) A shareholder vote policy regarding a poison pill

Plus

2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:

1) Where the company has complete control

2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:

The following provisions are thus not implemented in the company policy:

1. A vote is not needed to adopt a pill ("unless the Board ...").

2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.

3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").

a. If the pill "expires" after 364-days a new pill can be adopted.

b. This expire-and-adopt-again cycle can be repeated year after year.

4. No shareholder vote *ever* applies to repealing the entire policy.

5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.

6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

SEC Release No. 34-20091 said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response No Action Request
Bristol-Myers Squibb Co. (BMY)
Nick Rossi

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond to the pages of the company letter.

3] The December 2003 company policy has practical differences which compare unfavorably with the shareholder proposal. The addition of one of its key differences makes it subject to manipulation. Adding the provision for a one-year black-out on a shareholder vote allows a shareholder vote to bypass an annual meeting, in addition to a special meeting and thus thrust additional expenses upon shareholders for a potential third shareholder meeting in one year. Under the company provision there could be an awkward and time-tolling three shareholder meetings in one-year consuming the time of the highest-paid employees of the company. A one-year black-out period would effectively freeze-out the value of any shareholder vote because most potential tender offers would probably be long gone in a year. The company provided no evidence that potential bidders will usually wait for more than a year.

This provision could also wrongfully subject the proponent to blame for responsibility on the cost of a third meeting (plus the burden on the highest-paid employees of the company) that may be conducted between annual meetings and outside of a special meeting. The unreasonableness of three meetings in one year would serve as strong motivation for the board to omit, dispense with or postpone the poison pill vote now specified in the company policy.

Hence in spite of the company claim of no "practical difference," the company has introduced a big practical stumbling block by creating the potential for 3 shareholder meetings in one year. Thus the one-year black-out modifies the proposal in an impractical way to make it self-destruct.

The text implicitly states or is intended to state, "I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice [without a shareholder vote at any time], would be a substitute for complete implementation."

With the burden of proof – the company provides absolutely no exhibit of its purported "Policy." Hence there is no way to verify whether there are additional limitations in the company policy to further differentiate it and hobble it compared to the shareholder proposal.

The company repeats the recurring fallacy of companies in no action requests: That a flawed cosmetic policy, which is essentially toothless, is a substitute for a meaningful policy.

4] The following applies to the substantially implemented issue.

This is a proposal for a single-concept two-point policy calling for a shareholder vote regarding a particular issue plus a shareholder vote if the policy is later repealed once it is adopted.

SEC Release No. 34-20091 states the standard of substantially implemented "is whether a company's particular policies, practices and procedures compare favorably with the guideline of the proposal."

In many cases companies are in the inscrutable position of claiming that the first half of the two-point policy compares favorably with the whole policy. It is like half the baby is as good as the whole baby. In Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995) the company claimed a favorable 12-for-12 match. Yet companies often claim that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995) the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* element of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

Yet in many cases, at the highest level of the company a one-for-two match is claimed to "compare favorably." A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom the standard should at least approach 100% at a much **higher** level of a company.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

From: Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). The company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

In Texaco the proponent successfully defended against a no-action challenge to a proposal that urged the board to adopt a workplace code of conduct based upon the International Labor Organization's conventions, including five principles set forth in the proposal. The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor (which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state companies carefully evaluate precatory shareholder votes.

For instance the Boeing Company 2003 response statement to the shareholder poison pill proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications."

The key point of this poison pill proposal is a shareholder vote. I do not believe that a policy is substantially implemented when the board has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response.

Pfizer Inc. (PFE) had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company (a Delaware corporation) Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

No company has submitted a letter stating that the Dow Policy is contrary to Delaware law.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003.. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. <u>But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.</u>

<u>These clauses effectively render the policies meaningless.</u>

The company acknowledges that the determinations in 3M Company (Jan. 28, 2003) and Sabre Holdings Corporation (Mar. 20, 2003) do not support the company position. Yet these proposals did not even have the further distinguishing text (from the company position) in this proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot."

5] The inscrutable company position is that the Board has implemented a proposal which is incomprehensible to the board. This would seem to be a violation of the Board's fiduciary duty. Since the author of this letter is writing on behalf of the board the Board appears to be involved in an admission to adopting an incomprehensible proposal. Additionally the board cannot brush this off by claiming that it was forced to do an incomprehensible act by an outside authority.

It seems that if one substantially implements a proposal then one substantially understands the proposal. It also seems that if one does not substantially implement a proposal that one could claim that the proposal is incomprehensible. To argue both claims at the same time is to destroy credibility on both points – substantially implemented and a purported vague proposal.

Hence the company appears to have no credibility on either point.

The text implicitly states or is intended to state, "I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice [without a shareholder vote at any time], would be a substitute for complete implementation."

Hog Production – Purported Precedent

The company claim cites a hog production case as a purported analogy for vague, Smithfield Foods, Inc. (July 18, 2003). The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an =extended application to a core corporate governance issue – board independence. The company does not claim that hog production has even one other important precedent for the conduct of the company's business.

6] The company further entrenches its reliance on contradictions by claiming that it has substantially implemented a proposal for which it "lack[s] the power or authority to implement."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden
Boeing Company shareholder

cc:
Nick Rossi

Peter Dolan

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

BMY

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	67%
2003	69%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 69% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which

BMY

could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response No Action Request
Bristol-Myers Squibb Co. (BMY)
Nick Rossi

Ladies and Gentlemen:

This attachment to the above letterhead is forwarded on **January 16, 2004**.

Sincerely,

John Chevedden

cc:
Nick Rossi
Peter Dolan

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Substantially Implemented Criteria
Separate Ballot Item Supplement

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make the "voice" meaningless by bundling the vote on the pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 items could be a big-carrot item.

There is no point-by-point analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Substantially Implemented Criteria

Ladies and Gentlemen:

The following is additional material which applies to a poison pill proposal for a two-point single-concept policy calling for:
1-A shareholder vote policy regarding a poison pill
Plus
2-A shareholder vote if the policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-point policy calls for a vote at each of the two points. There is no substantial implementation if the company sets up a condition:
1-Where the company has complete control
2-And the company can avoid a vote at both point-one and point-two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The company is in the inscrutable position of claiming that the first half of the two-point policy compares favorably with the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-point policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at either point then there is no substantial implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution now that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. <u>But their policies include a huge loophole giving</u>

their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
·- These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)

A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)

A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)

A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)

A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)

A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Fiduciary Out

A non-binding vote on the second part of this two-part proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it wll provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976 [6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders." [7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

[6] ... 34-12999 (Nov. 22, 1976) [41 FR

[7] *Id.* at p.16.

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, any dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder election. The supporting statement of the proposal clarifies that directors have discretion in responding to shareholder votes.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). We note Bristol Myers' representation that it has adopted a policy that requires shareholder approval in adopting any rights plan. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bristol-Myers relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor